Exhibit 5.1

[McGuireWoods LLP letterhead]

May 9, 2007

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, Virginia 23430

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-8 to be filed by Smithfield Foods, Inc., a Virginia corporation (“Smithfield”) with the Securities and Exchange Commission (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), relating to 319,334 shares of Smithfield’s common stock, $0.50 par value per share (the “Shares”), and associated Rights to Purchase Series A Junior Participating Preferred Shares, $1.00 par value per share (the “Rights”), under the Rights Agreement dated as of May 30, 2001 between Smithfield and Computershare Investor Services, LLC, as rights agent (the “Rights Agreement”), to be offered and sold pursuant to options (the “Converted Options”) issued by Smithfield in conversion of options to purchase shares of common stock of Premium Standard Farms, Inc., a Delaware corporation (“PSF”) (the “PSF Stock Options”) in accordance with the terms of the merger contemplated by the Agreement and Plan of Merger dated as of September 17, 2006 among Smithfield, KC2 Merger Sub, Inc., a Delaware corporation, and PSF (the “Merger Agreement”) and consummated on May 7, 2007.

In connection with this opinion letter, we have examined the following:

1.	the Registration Statement;

2.	the Merger Agreement;

3.	the PSF Group Holdings, Inc. 1999 Equity Incentive Plan, as amended by the First Amendment to the PSF Group Holdings, Inc. 1999 Equity Incentive Plan, dated as of November 11, 2005 (the “1999 Plan”);

4.	the Premium Standard Farms, Inc. 2005 Long Term Incentive Plan, dated as of June 17, 2005 (the “2005 Plan”);

5.	form of stock option award agreement used for all stock option awards made under the 1999 Plan;

May 9, 2007

6.	form of stock option award agreement used for all stock option awards granted under the 2005 Plan;

7.	the Amended and Restated Articles of Incorporation and amended and restated Bylaws of Smithfield;

8.	certificates of public officials and officers of Smithfield;

9.	documents and records of Smithfield (or copies of such documents and records certified or otherwise authenticated to our satisfaction); and

10.	such other documents, certificates and records as we have deemed necessary as a basis for this opinion letter.

Based upon the foregoing, and subject to the limitations, assumptions and qualifications set forth in this opinion letter, we are of the opinion that the Shares and associated Rights have been duly authorized by all necessary corporate action on the part of Smithfield and, upon issuance and delivery in accordance with the terms of the Converted Options, the Shares and associated Rights will be validly issued and the Shares will be fully paid and non-assessable.

For purposes of the opinions expressed herein regarding the Rights, we have assumed that the members of the Smithfield Board of Directors acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. This opinion does not address the determination a court of competent jurisdiction may make regarding whether the Smithfield Board of Directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time. Furthermore, this opinion addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.

Our opinions are limited to the laws of the Commonwealth of Virginia and we do not express any opinion concerning any other law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ McGuireWoods LLP